

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail

Ms. Julia A. Stewart
Chief Executive Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-2306

> **Re: DineEquity, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 001-15283**

Dear Ms. Stewart:

We have reviewed your letter dated September 15, 2011, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2011.

Notes to the Consolidated Financial Statements

Note 3. Receivables, page 93

1.   We have reviewed your response to prior comment 1. Please clarify your response that payment term modifications can occur, but are infrequent. That is, please explain how and when you would make modifications to payment terms. In addition, we repeat our prior comment to tell us whether the aging categories are determined based on the original payment terms. In this regard, please indicate whether the modifications materially impacted your delinquency rate (i.e., past due amounts) as you propose to disclose in future filings.

Ms. Julia A. Stewart
DineEquity, Inc.
October 12, 2011
Page 2

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Attorney-Advisor, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief